FILED BY: E-Z-EM, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                     AND DEEMED FILED PURSUANT TO RULE 14a-12(b)
                                       UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                                   SUBJECT COMPANY: E-Z-EM, INC.
                                                     COMMISSION FILE NO.:1-11479

The following press release was issued by E-Z-EM, Inc. on July 10, 2002:

FOR IMMEDIATE RELEASE         CONTACT: Dennis J. Curtin
                              Senior Vice President - Chief Financial Officer
                              Telephone: (516) 333-8230, Ext. 320
                              Email: dcurtin@ezem.com

                  E-Z-EM ANNOUNCES PLAN TO COMBINE OUTSTANDING
             CLASS A AND B SHARES INTO SINGLE CLASS OF COMMON STOCK

Westbury, New York, July 10, 2002 - E-Z-EM, Inc. (AMEX: EZM.A/EZM.B) ("E-Z-EM" or the "Company") today announced that its Board of Directors authorized management to proceed with the necessary steps to implement a plan to combine the Company's two currently outstanding classes of common stock - Class A (AMEX:
EZM.A) and Class B (AMEX: EZM.B) - into a single class of common stock.

The Company expects to submit the proposed transaction to a vote of its stockholders at the Company's Annual Meeting of Stockholders currently scheduled for October 15, 2002. As a result of the proposed transaction, each outstanding Class A share and each outstanding Class B share would be converted into one share of a newly created class of common stock of the Company. Following the transaction, there would be no super-majority voting requirements applicable to the Company's new class of common stock. Each holder would have one vote per share and all matters brought before the stockholders of the Company would be determined by a majority vote. E-Z-EM expects the proposed transaction to be tax-free to the Company and the holders of the Company's Class A and Class B shares. The transaction is subject to the final approval of the Board of Directors, requisite approval of the stockholders and other customary conditions.

The Stern and Meyers families, which in the aggregate own approximately 64.1% of the Class A voting stock, have agreed to vote their shares in favor of the transaction.

In May 2002, the E-Z-EM Board of Directors formed a Special Committee of the Board comprised of independent, outside directors for the purpose of reviewing, evaluating, negotiating and making recommendations to the full Board regarding the proposed transaction. The Special Committee, with the advice and assistance of its financial advisor, Houlihan Lokey Howard Zukin Financial Advisors, Inc., and its legal advisor, Skadden, Arps, Slate, Meagher & Flom LLP, considered a number of alternatives before recommending that the Board proceed with the proposed transaction on the basis described above.


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Based in part upon the recommendation of the Special Committee and the advice and analysis provided by the Special Committee's advisors, the E-Z-EM Board believes that a tax-free combination of the Company's outstanding Class A and Class B common stock is in the best interest of all of the Company's stockholders. The Board believes that the proposed transaction could potentially have a number of significant benefits to the Company, including improved stock price performance, broader analyst coverage, increased trading volume for the Company's securities and enhanced ability to use stock as an acquisition currency. If approved, the transaction is currently expected to be completed in late October 2002.

About E-Z-EM, Inc.

E-Z-EM, the world's largest manufacturer of contrast agents for gastrointestinal radiology, has developed the only CT injector on the market that can help detect contrast extravasation, the new EmpowerCT(TM) with patented EDA(TM) technology. The Company has also recently introduced a complete tool kit for virtual colonoscopy (also referred to as CT colonography, or CTC), an innovative technology that could lead to a substantial increase in the number of patients being screened for colorectal cancer. Virtual colonoscopy visualizes the gastrointestinal tract using advanced CT imaging and 3D computer reconstruction of that data. The Company's product line consists of the InnerviewGI(TM) 3D imaging workstation; LoSo Prep(TM) and NutraPrep(TM) patient-friendly colon preparation products and nutritional meal kits; a tagging agent trade-named Tagitol(TM) to help practitioners distinguish pathology from colonic residue; and the PROTOCO2L(TM) carbon dioxide colon insufflation system. E-Z-EM's wholly owned subsidiary, AngioDynamics, manufactures a wide range of products, including angiographic, vascular access, thrombolytic, angioplasty, stents, as well as abdominal infection drainage products. AngioDynamics' focus is on diagnostic and therapeutic products for interventional radiology and other areas of minimally invasive surgery. Enteric Products, Inc., another subsidiary, develops, manufactures and markets tests for detection of the ulcer- and cancer-causing bacterium Helicobacter pylori. For additional information, please contact Dennis J. Curtin, Senior Vice President-Chief Financial Officer, at
(516) 333-8230, Ext. 320 (Email: dcurtin@ezem.com) or visit our corporate web site at www.ezem.com.

                                    * * * * *

The statements made in this document contain certain forward-looking statements that involve a number of risks and uncertainties. Words such as "expects", "intends", "anticipates", "plans", "believes", "seeks", "estimates," or variations of such words and similar expressions, are intended to identify such forward-looking statements. Investors are cautioned that actual events or results may differ from the Company's expectations. In addition to the matters described above, the ability of the Company to develop its products, future actions by the FDA or other regulatory agencies, results of pending or future clinical trials, overall economic conditions, general market conditions, foreign currency exchange rate fluctuations, the effects on pricing from Group Purchasing Organizations, competition, including alternative procedures which continue to replace traditional fluoroscopic procedures, as well as the risk factors listed from time to time in the SEC filings of E-Z-EM, Inc., including but not limited to its Form 10-Q for the quarter ended March 2, 2002, as well as its Annual Report on Form 10-K for the year ended June 2, 2001, may affect the actual results achieved by the Company. There are also a number of uncertainties,


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risks, conditions and other factors which could prevent the implementation of the above described transaction.

In connection with its upcoming annual meeting of stockholders and the above described transaction, E-Z-EM, Inc. will be filing a proxy statement and other materials, which may include a Registration Statement on Form S-4, with the Securities and Exchange Commission. SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials when they become available, as well as other materials filed with the Securities and Exchange Commission concerning E-Z-EM, Inc., at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from E-Z-EM, Inc. by directing a request to E-Z-EM, Inc. at 717 Main Street, Westbury, NY 11590;
Attn: Investor Relations.

E-Z-EM, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company's stockholders with respect to the annual meeting and the transaction described above. These directors and executive officers include the following: Anthony A. Lombardo, Howard S. Stern, David P. Meyers, Michael A. Davis, James L. Katz, Paul S. Echenberg, Donald A. Meyer, Robert M. Topol, Dennis J. Curtin, Joseph J. Palma, Arthur L. Zimmet and Brad Schreck. Collectively, as of July 10, 2002, the directors and executive officers of E-Z-EM, Inc., listed above may be deemed to beneficially own approximately 34.05% of the Company's outstanding Class A common stock.


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